Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into this 28th day of October, 2013 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Global Fund, Inc. (the “Company”) with respect to Lord Abbett Emerging Markets Corporate Debt Fund (“Emerging Markets Corporate Debt Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Emerging Markets Corporate Debt Fund, Lord Abbett agrees for the time period set forth in paragraph 2 below to waive all or a portion of its management fee, waive all or a portion of its administrative services fee and reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees, do not exceed an annual rate of 0.85%.

2.	This Agreement will be effective from October 28, 2013 through April 30, 2015. This Agreement may be terminated only by the Board of Directors of the Company upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Company have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Global Fund, Inc.

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel